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Exhibit 99(d)(6)

Michael Kalb
Managing Director
Sun Capital Partners Group IV, Inc.
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

August 19, 2005

        Re:    Goody's Family Clothing, Inc.

Gentlemen:

        Pursuant to a Confidentiality Agreement, dated as of June 20, 2005, between Goody's Family Clothing, Inc. (the "Company") and Sun Capital Partners Group IV, Inc. ("Sun"), Sun has commenced a due diligence review of the Company in connection with a possible transaction between Sun and the Company. In order to induce Sun to devote the time and resources necessary to complete its due diligence review, the Company, intending to be legally bound, agrees as follows:

        1.    Until the earlier of (a) September 19, 2005 and (b) the date on which Sun advises the Company in writing that Sun is terminating all negotiations regarding a transaction with the Company (the period from the date hereof through such date is hereinafter referred to as the "Exclusivity Period"), the Company will not, and will cause its Representatives (as defined in paragraph 4 below) not to, directly or indirectly solicit, initiate, encourage, discuss, negotiate or accept, or provide any information about the Company to facilitate, any third party proposal for, or offer relating to, an Acquisition Transaction (as defined in paragraph 4 below).

        2.    The Company shall, and shall cause each of its Representatives to, immediately discontinue any ongoing discussions or negotiations relating to a possible Acquisition Transaction.

        3.    The Company and Sun each acknowledges that any party may, by providing prompt written notice to the other party, notify the other party of its decision to abandon discussions or negotiations at any time for any reason or for no reason, in such party's sole and absolute discretion, notwithstanding anything in this letter agreement or any negotiations or understanding prior to the execution of definitive agreements which may be interpreted to the contrary, and notwithstanding any implied limitation on such discretion which may be imposed by applicable law; provided that any such written notice provided by the Company shall not in any way amend modify or otherwise change the Company's covenants set forth in paragraph 1 above.

        4.    For purposes of this letter agreement:

          (a)   "Representatives" shall include officers, directors, employees, affiliates, subsidiary and parent companies, attorneys, advisors, accountants, agents and representatives.

          (b)   "Acquisition Transaction" shall mean (i) the acquisition of the Company or any of its subsidiaries or any of the capital stock or any of the assets of the Company or any of its subsidiaries (other than (X) sales of an immaterial amount of shares in open market transactions except for such sales by the Company, any of its subsidiaries or any of their respective Representatives, (Y) sales of inventory in the ordinary course and (Z) sales of an immaterial amount of assets), or (ii) any recapitalization, restructuring, merger, combination or other similar transaction, in each case described in clauses (i) and (ii) above whether directly or indirectly, by operation of law or otherwise; provided, however, that an Acquisition Transaction shall not include a recapitalization transaction which is financed solely out of some combination of (x) the Company's own funds, (y) the proceeds of a debt financing provided by a senior lender or mezzanine lender and (z) the proceeds of a sale-leaseback transaction, which, in the case of clauses (y) or (z) above would not result in the acquisition or transfer of any of the capital stock (or securities exercisable or convertible into capital stock) of any subsidiary of the Company and would not result in the acquisition or transfer of 5% or more of the capital stock (or securities exercisable or convertible into capital stock) of the Company to such lender or acquiror in connection with a sale-leaseback transaction or any of their respective Representatives.

        5.    This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts made and to be performed therein.

Please confirm that this letter agreement is in accordance with your understanding by signing and returning a copy of this letter agreement.

Very truly yours,
GOODY'S FAMILY CLOTHING, INC.
By: /s/ ROBERT M. GOODFRIEND Robert M. Goodfriend Chairman of the Board and Chief Executive Officer

ACKNOWLEDGED AND AGREED:

SUN CAPITAL PARTNERS GROUP IV, INC.

By: /s/  JASON A. LEACH
Name: Jason A. Leach
Title: Vice President

SHAREHOLDER ACKNOWLEDGEMENT:

In order to induce Sun to devote the time and resources necessary to complete its due diligence review as set forth in this letter agreement, the undersigned hereby agrees that he will not and none of his immediate family members or any of the entities over which he or his immediate family members has voting control (collectively with the undersigned, the "Restricted Persons"), will, at any time during the Exclusivity Period, directly or indirectly: (i) offer, sell, pledge, transfer, hypothecate or otherwise dispose of, or grant any option, right or warrant to purchase, lend, redeem or otherwise transfer or dispose of, any interest in any securities of the Company; (ii) enter into any agreement to vote any securities of the Company; (iii) grant any proxy with respect to any securities of the Company, (iv) solicit, initiate, encourage, discuss, negotiate or accept, or provide any information about the Company to facilitate, any third party proposal for, or offer relating to, an Acquisition Transaction or (v) take any other action which the Company would be prohibited from taking pursuant to the terms of this letter agreement. The undersigned hereby represents and warrants to Sun that the Restricted Persons collectively own at least 40% of the capital stock of the Company. /s/  ROBERT M. GOODFRIEND
Robert M. Goodfriend

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  Exhibit 99(d)(6)